

Mail Stop 7010

November 29, 2007

via U.S. mail and facsimile

David Berges, Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza, 281 Tresser Boulevard
Stamford, Connecticut 06901

   RE: **Hexcel Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed December 21, 2006
      File No. 1-8472

Dear Mr. Berges:

We have reviewed your response letter dated November 14, 2007 and have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

1. We have read your response to prior comment 10. We continue to believe the gain of $15.7 million from the sale of TechFab should be presented in a manner consistent with your recognition of its earnings. Please revise future filings to present this gain in the Equity in earnings of investments in affiliated companies line item on your income statement.

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

* * * *

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 or the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief